When Insurance Ends

[EMPLOYEE AND DEPENDENTS] INSURANCE

Your [Employee Insurance or your Dependents Insurance] under the Variable Universal Life Coverage [and any of the additional provisions that may be a part of the Variable Universal Life Coverage under the Group Contract] will end [on the first of these to occur:

(1)]	The date the Group Contract ends.
[(2)	The date the Employee's Employer ceases to be an Included Employer.
(3)

The last day of the month in which Prudential receives notice that the Employee ceases to be in the Covered Classes for the insurance because the Employee's employment ends (see below) or for any other reason.

(4)	The last day of the month in which Prudential receives notice that the Employee's class has been removed from the Covered Classes for the insurance.
(5)

The last day of the month in which you fail to pay, when due any contribution that is required to keep the person's insurance in force. If the person's insurance is in default, you fail to pay the monthly contribution required to provide the person's Variable Universal Life Coverage during the grace period. But failure to pay for Dependents Insurance will not cause your Employee Insurance to end.

(6)

With respect to an Employee's spouse who is insured for Variable Universal Life Coverage, including any of the additional provisions that may be a part of the Universal Life Coverage, the last day of the month in which that spouse's Coverage ends as a result of your death or divorce.

Dependents Insurance for a Qualified Dependent under the Additional Provisions for Dependents Term Life Coverage will end on the last day of the month in which that dependent ceases to be a Qualified Dependent for those provisions.]

[Continued Coverage for an Incapacitated Child: This applies only to the Dependents Insurance you have for a Qualified Dependent child under the Additional Provisions for Dependents Term Life Coverage. The insurance for the child will not end on the date the age limit in the definition of Qualified Dependent is reached if both of these are true:

(1)	The child is then mentally or physically incapable of earning a living. Prudential must receive proof of this within the next 31 days.
(2)	The child otherwise meets the definition of Qualified Dependent.

If these conditions are met, the age limit will not cause the child to stop being a Qualified Dependent under that Coverage. This will apply as long as the child remains so incapacitated.]

[Paid-up Insurance: If a person's Certificate Fund has been used to provide paid-up insurance, as described in the Paid-up Insurance Section of the Variable Universal Life Coverage, the paid-up insurance will not end when a person's insurance ends under other rules of the Group Contract. Unless surrendered, it will continue until the person's death.]

89759

CTE 1020	[(A)]

[End of Employment: For insurance purposes, the Employee's employment will end when the Employee is no longer a full-time Employee actively at work for the Included Employer. But, the Included Employer may consider the Employee as still employed in the Covered Classes during certain types of absences from full-time work. The Included Employer decides which Employees with those types of absences are to be considered employed, and for how long. In doing so, the Included Employer must not discriminate among persons in like situations.

For the purpose of the Employee's life insurance under the Group Contract, the Employee's employment in the Covered Classes will not be considered to end while the Employee: (1) is absent from work for the Included Employer on account of the Employee's disability; and (2) has been so absent for less than six months; and (3) is not working at any other job for wage or profit.

If an Employee stops active full-time work for any reason, the Employee should contact the Included Employer at once to see what arrangements, if any, have been made to continue your insurance during such absences.]

[Continued Coverage Under the Group Contract for Employees and their Dependent Spouses: If a person's Face Amount of Insurance under the Variable Universal Life Coverage and any of the additional provisions made a part of the Variable Universal Life Coverage would, but for these provisions, end because:

(1)	the Employee ceases to be in the Covered Classes for the insurance; or
(2)	the Employee's class has been removed from the Covered Classes for the insurance; or
(3)	the Employee's employer is no longer an Included Employer; or
(4)	with respect to a person who is a dependent spouse, the Employee dies or is divorced from that spouse;

the person's Variable Universal Life Coverage and any of the additional provisions made a part of the Variable Universal Life Coverage will be continued beyond the date it would have ended above.

But, this will not apply if the person's Variable Universal Life Coverage under the Group Contract ends because the Employee's employer is no longer an Included Employer and, within 31 days, the person becomes eligible through the Employee's employer for group life insurance coverage, issued by another carrier, that provides for the accumulation of cash value.

Rules: The Variable Universal Life Coverage and any additional provisions that may be a part of the Variable Universal Life Coverage will be continued, subject to the following rules.

Effective Date: The effective date is the first day of the month after Prudential receives notice that the person's Variable Universal Life Coverage, including any of the additional provisions that may be a part of the Variable Universal Life Coverage, under the Group Contract would have ended.

Contributions: The amount of the contributions required to keep the insurance in force will be different than the amount you have been contributing. Contributions will be payable directly to Prudential.

Increases in Face Amount of Insurance: On each Contract Anniversary, you may request an increase in the Face Amount of Insurance for a person less than age 65 provided:

(1)	the person is less than age 65; and
(2)	the amount of the requested increase is $25,000 or more; and

89759

CTE 1020	[(B)]

(3)	the person gives evidence of insurability satisfactory to Prudential.

The Face Amount of Insurance for the person will be increased when Prudential decides the evidence is satisfactory.

Amount Limitation: The Amount Limitation shown in the Schedule of Benefits is replaced by the Amount Limitation shown below.

Amount Limitation: When a person attains the Limiting Age (shown below), the person's Face Amount of Insurance is limited. It is the greater of: (a) five times the person's Certificate Fund on the Business Day coinciding with or next following attainment of the Limiting Age; and (b) $50,000. But in no event will a person's Face Amount of Insurance exceed the person's Face Amount of Insurance on the day prior to attainment of the Limiting Age, nor will it be less than the least amount needed to keep the Coverage within the definition of life insurance under the Internal Revenue Code or successor law without reducing the fund.

Limiting Age: The later of: (a) the person's age at retirement from active, full-time work with the included employer; and (b) the tenth anniversary of the day on which the person became insured for the Variable Universal Life Coverage under the Group Contract.

The Delay of Effective Date section does not apply to this provision.

End of Continued Coverage: Insurance under the Variable Universal Life Coverage and any of the additional provisions that may be a part of the Variable Universal Life Coverage will end when the first of these occurs:

(1)	The Group Contract ends.
(2)

You fail to pay, when due any contribution that is required to keep the person's insurance in force. If the person's insurance is in default, you fail to pay the monthly contribution required to provide the person's Variable Universal Life Coverage during the grace period. But failure to pay for Dependents Insurance will not cause your Employee Insurance to end.

(3)	The Certificate Fund that applies to the person has been used to buy paid-up insurance.

Your Dependents Insurance for a Qualified Dependent under the Additional Provisions for Dependents Term Life Coverage will end on the last day of the month in which that dependent ceases to be a Qualified Dependent for those provisions.]

[Continued Coverage under the Group Contract for a Child Who Reaches the Age Limit: A child of an Employee or an Employee's spouse has the right to enroll for Variable Universal Life Coverage under the Group Contract if the child:

(1)	reaches the age limit in the definition of Qualified Dependent while insured as your Qualified Dependent under the Additional Provisions for Dependents Term Life Coverage of the Group Contract; and
(2)	has not converted your insurance on that child under the Additional Provisions for Dependents Term Life Coverage of the Group Contract to an individual life insurance contract; and
(3)	is not covered as an Employee of the Included Employer, or is not the spouse of an Employee of the Included Employer, under the Universal Life Coverage of the Group Contract.

For the purpose of the Group Contract, a child who has this right is called an Adult Child.

89759

CTE 1020	[(C)]

Any such right is subject to the following rules.

Rules: These rules apply.

Availability: The Adult Child must enroll for the Variable Universal Life Coverage on a form approved by Prudential and pay the first premium within 31 days after the Additional Provisions for Dependents Term Life Coverage for that child ends. Evidence of insurability will not be required.

Face Amount of Insurance: The Adult Child may elect a Face Amount of Insurance equal to $10,000, or a multiple of $10,000, up to $50,000. But, in no event can that Face Amount of Insurance be more than five times the amount of insurance on that child under the Additional Provisions for Dependents Term Life Coverage on the date the Additional Provisions for Dependents Term Life Coverage for that child ends.

Contributions: Contributions will be payable directly to Prudential.

Certificate: Prudential will issue a Certificate to the Adult Child.]

[Attainment of Age 120: When a Covered Person attains age 120, the person's death benefit will be equal to the Certificate Fund, less any Certificate Debt outstanding and any past due monthly charges. The Face Amount of Insurance ends, the monthly Expense Charges for the Cost of Insurance will no longer be required and Prudential will no longer accept contributions.

Any additional provisions that may have been a part of the Variable Universal Life Coverage will end.]

____________________

89759

CTE 1020	[(D)]